UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Adams Resources & Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

006351308

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006351308

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Aegis Financial Corporation 54-1712996

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 142,162

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 142,162

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,162

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 006351308

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Scott L. Barbee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 142,162

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 142,162

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,162

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Adams Resources & Energy, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 17 S. Briar Hollow Ln, Suite 100, Houston, TX 77027

Item 2.
	(a)	Name of Person Filing (i) Aegis Financial Corporation ("AFC") (ii) Scott L. Barbee ("Barbee")

	(b)	Address of Principal Business Office or, if none, Residence 6862 Elm Street, Suite 830 McLean, Virginia 22101

	(c)	Citizenship (i) AFC: Delaware (ii) Barbee: United States

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 006351308

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
142,162 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by (1) Aegis Financial Corporation by virtue of its investment discretion and/or voting authority granted by certain clients; and (2) Scott L. Barbee by virtue of his control of Aegis Financial Corporation.

Mr. Barbee disclaims beneficial ownership of any shares reported on the Schedule.
	(b)	Percent of class: 5.8%

	(c)	Number of shares as to which the person has: For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 on the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The clients of Aegis Financial Corporation, a registered investment adviser, including one investment company registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule. The Aegis Value Fund, a registered investment company, owns 135,876 shares or 5.5% of the class of securities reported herein. To the best of Aegis Financial Corp's knowledge, no other account owns more than 5% of the outstanding stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aegis Financial Corporation

Date: February 10, 2023	By:	/s/ Justin P. Harrison
Justin P. Harrison Chief Operating Officer

Scott L. Barbee

Date: February 10, 2023	By:	/s/ Scott L. Barbee
Scott L. Barbee

EXHIBIT 1

JOINT FILING AGREEMENT AMONG AEGIS FINANCIAL CORPORATION, AND SCOTT L. BARBEE

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

Aegis Financial Corporation, AND SCOTT L. BARBEE hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.

Aegis Financial Corporation

Date: February 10, 2023	By:	/s/ Justin P. Harrison
Justin P. Harrison Chief Operating Officer

Scott L. Barbee

Date: February 10, 2023	By:	/s/ Scott L. Barbee
Scott L. Barbee

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).